Mail Stop 3010

January 20, 2010

Via U.S. Mail and Facsimile 212.797.0719

Mr. Michael Gilligan
Principal Financial Officer
DB Commodity Services, LLC
60 Wall Street
New York, NY  10005

     **Re:    PowerShares Commodity Pools Managed by DB Commodity Services**
               **Forms 10-K for fiscal year ended December 31, 2008**

Dear Mr. Gilligan:

     We have reviewed your response letter dated August 25, 2009 and have the following additional comments.  If you disagree with our comments, we will consider your explanation as to why our comments are not applicable.  Please be as detailed as necessary in your explanation.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

     This response letter is regarding the annual reports on Forms 10-K for the fiscal year ended December 31, 2008 for the following registrants: PowerShares DB Commodity Index Tracking Fund (the "DBC Fund") (File No. 001-32726), DB Commodity Index Tracking Master Fund (the "DBC Master Fund") (File No. 001-32727), PowerShares DB G10 Currency Harvest Fund (the "DBV Fund") (File No. 001-33020), DB G10 Currency Harvest Master Fund (the "DBV Master Fund") (File No. 001-33021), PowerShares DB US Dollar Index Trust (the "DXY Trust") (File No. 001-33317), and each of its two series, PowerShares DB US Dollar Index Bullish Fund (File No. 001-33314) and PowerShares DB US Dollar Index Bearish Fund (File No. 001-33318) (the "DXY Funds"), DB US Dollar Index Master Trust (File No. 001-33315) (the "DXY Master Trust"), and each of its two series, DB US Dollar Index Bullish Master Fund (File No. 001-33316) and DB US Dollar Index Bearish Master Fund (File No. 001-33319) (the "DXY Master Funds"), PowerShares DB Multi-Sector Commodity Trust (File No. 001-33229) (the "Sectors Trust"), and each of its seven series, PowerShares DB Energy Fund (File No. 001-33240), PowerShares DB Oil Fund (File No. 001-33242), PowerShares DB Precious Metals Fund (File No. 001-33244), PowerShares DB Gold Fund (File No. 001-33231), PowerShares DB Silver Fund (File

No. 001-33234), PowerShares DB Base Metals Fund (File No. 001-33236) and PowerShares DB Agriculture Fund (File No. 001-33238) (collectively, the "Sectors Funds"), and DB Multi-Sector Commodity Master Trust (File No. 001-33232) (the "Sectors Master Trust"), and each of its seven series, DB Energy Master Fund (File No. 001-33239), DB Oil Master Fund (File No. 001-33241), DB Precious Metals Master Fund (File No. 001-33243), DB Gold Master Fund (File No. 001-33230), DB Silver Master Fund (File No. 001-33233), DB Base Metals Master Fund (File No. 001-33235) and DB Agriculture Master Fund (File No. 001-33237) (the "Sectors Master Funds"). Consistent with your response letter dated August 25, 2009, the DBC Fund, the DBV Fund, the DXY Funds and the Sectors Funds are collectively referred to as the "DB Funds."

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

**Comments Applicable to All DB Funds**

General

1.  We note that you have submitted your response on EDGAR only in relation PowerShares DB Commodity Index Tracking Fund. Please also submit your response on EDGAR for each of the funds for which you received comment letters.

Item 1. Business

Index Composition, page 2

2.  We note your response to prior comment 2. We agree that the additional reference to the weighted composition information available on the fund's website is valuable; however, we continue to believe that providing a snapshot of the composition as of the end of the fiscal year would also be useful to investors. Please confirm that you will provide this disclosure in your next 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 19

Liquidity, page 23

3.    We note your response to comment 4 regarding margin calls.  Please revise your disclosure in future filings to provide a concise description of each fund's initial margin requirements and variation margin requirements, including a brief explanation of how variation margin requirements may change.  If you could receive margin calls or requests to post more collateral from a broker or counterparty, please disclose whether you may meet such requests by liquidating a portion of your United States Treasury Obligations and increasing your cash account.  To the extent that changes in variation margin requirements reflect changes in volatility or value at risk, please briefly discuss or refer to your Item 7A disclosure as appropriate.  Please tell us how you plan to respond.

Results of Operations, page 24

4.    We note your response to prior comment 5.  Please clarify whether the discrepancy between changes in NAV and changes in the level of the index results solely from the use of returns to cover fees and expenses.  To the extent that Fund investments differ materially from the exposures reflected in the index, please discuss those variations and their impact on performance of the Fund.

Item 8. Financial Statements and Supplementary Data

Financial Statements

General

5.    We note your response to prior comment 6.  As the Fund and Master Fund are separate registrants, please amend your filing to provide separate financial statements for the Fund and the Master Fund.

Item 9A.  Controls and Procedures, page 50

6.    We note your response to our prior comment 10; however, we continue to believe that the Master Funds are separate registrants that should provide the Item 9A disclosure in your reports.  We note that the Master Funds are identified as Rule 140 co-registrants on your 10-Ks and have signed the reports as co-registrants. The Master Funds are co-registrants and have signed Forms 8-A to register common units of beneficial interest, and therefore they do appear to have a class of securities registered under the 1934 Act.  We also note that the 1933 Act registration statement for each Fund's continuous public offering identifies the Master Fund as a Rule 140 co-registrant.  Section 13(a) creates a reporting obligation for a company with securities registered under Section 12.  Section 15(d) creates a reporting obligation for a company with an effective 1933 Act registration statement.  The requirements regarding controls and procedures contained in Items 307 and 308 of Regulation S-K apply to each registrant.

Please confirm that in future filings you will provide disclosure to clarify that for purposes of the disclosure under Item 9A, references to the "Fund" include both the Fund and the Master Fund.

Item 15.  Exhibits and Financial Statement Schedules

7.      We note your response to prior comment 12.  Please refer to the last sentence under Instruction 1.B. of Item 601(a)(4) of Regulation S-K, which states that such incomplete exhibits may not be incorporated by reference in any subsequent filing under any Act administered by the Commission.  Please file executed copies of these agreements in their entirety.  Also note that for those agreements where two or more agreements are substantially similar except as to the parties thereto, the registrant may file a copy of only one such document, with a schedule that identifies the omitted documents and describes the material differences between the omitted documents and the copy that was filed.  Please see Instruction 2 to Item 601(a)(4) of Regulation S-K.

Certifications

8.      Please note our comment above regarding controls and procedures disclosure. For the same reasons, we continue to believe that the Fund and the Master Fund should provide separate certifications.  The requirements regarding certifications contained in Rules 13a-14(a) and 15d-14(a) apply to each registrant.  Please confirm that your future reports will include separate certifications for each registrant.

**Comment Specifically Directed to PowerShares DB US Dollar Index Trust and DB US Dollar Index Master Trust**

Item 9A.  Controls and Procedures

9.      We note your response to comments 10 and 16.  While we understand the series trust structure, we continue to believe that your disclosure should address controls and procedures separately for each separate registrant.  Please confirm that in future filings you will include disclosure regarding controls and procedures at the Trust and Master Trust levels and file separate certifications for these registrants.

**<u>Comment Specifically Directed to PowerShares DB US Dollar Index Bullish Fund, PowerShares DB US Dollar Index Bearish Fund, and PowerShares DB G10 Currency Harvest Fund</u>**

<u>Fund Investment Overview</u>

10.     We note your response to comment 18.  Please provide disclosure in your future filings that is similar to this explanation in your response.  In addition, please clarify whether the Master Fund seeks to maintain weighting in the portfolio that reflects the target weights of the Index.


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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573; Howard Efron, Staff Accountant, at 202.551.3439; or the undersigned at 202.551.3629 if you have questions regarding the comment on the financial statements and related matters.  Please contact Erin Martin, Attorney-Advisor, at 202.551.3391; Angela McHale, Attorney-Advisor, at 202.551.3402; or Karen Garnett, Assistant Director, at 202.551.3785 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief